Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OTELCO INC.
a Delaware corporation

Otelco Inc., a Delaware corporation (the “Corporation”), hereby adopts this Amended and Restated Certificate of Incorporation pursuant to the provisions of Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware.

1.           The present name of the Corporation is Otelco Inc.  The Corporation was originally formed as a Delaware limited liability company under the name Rural LEC Acquisition LLC.

2.           The original Certificate of Formation of the Corporation was filed with the Secretary of State of the State of Delaware on October 20, 1998. The Corporation converted to a Delaware corporation on December 21, 2004 and filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its name to Otelco Inc. on that date.

3.           This Amended and Restated Certificate of Incorporation, which has been duly adopted in accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware, is being filed as required by that certain Joint Prepackaged Plan of Reorganization for the Corporation and its Affiliated Debtors, dated as of May 6, 2013 (as amended, modified or supplemented from time to time), as filed with the United States Bankruptcy Court for the District of Delaware (the “Court”) on May 6, 2013 (Case No. 13-10593) and confirmed by the Court on May 6, 2013.

4.           The original Certificate of Incorporation is hereby amended and restated by this Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”).

ARTICLE I

The name of the Corporation is Otelco Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 615 South DuPont Highway, City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation at such address is National Corporate Research, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A. Authorized Classes of Stock and Number of Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is 10,250,000 shares of common stock, $0.01 par value per share, of which 10,000,000 shares are designated as Class A common stock (the “Class A Common Stock”) and 250,000 shares are designated as Class B common stock (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”).

B. Class A Common Stock.

1. Dividend Rights. Subject to applicable law, this Certificate of Incorporation, the rights, if any, of the holders of any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends or other distributions, and the rights of the holders of Class B Stock to participate in such dividends or other distributions pursuant to Article IV.C.1, dividends and other distributions of cash, capital stock or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the Board of Directors of the Corporation (the “Board of Directors”) in its discretion may determine. All dividends and other distributions paid pursuant to this Article IV.B.1 shall be paid pro rata to the holders entitled thereto.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed to the holders of Common Stock on a pro rata basis.

3. Voting Rights. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held, shall be entitled to notice of stockholder meetings in accordance with the Bylaws of the Corporation (the “Bylaws”) and shall be entitled to vote upon such matters and in such manner as is otherwise provided herein or as may be provided by applicable law.

C. Class B Common Stock.

1. Dividend Rights. If the Corporation declares and pays any dividend or other distribution on shares of Class A Common Stock as provided for in Article IV.B.1, the holders of the shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation that are by law available therefor, dividends or other distributions in respect of each share of Class B Common Stock, in the same amount per share as the holders of shares of Class A Common Stock.  The Corporation shall not declare and pay any dividend or other distribution on shares of Class A Common Stock as provided for in Article IV.B.1, unless it simultaneously declares and pays an equivalent per share dividend or other distribution to the holders of the shares of Class B Common Stock.  All dividends and other distributions paid pursuant to this Article IV.C.1 shall be paid pro rata to the holders entitled thereto. Notwithstanding any provision of this Certificate of Incorporation, if dividends are declared on the Class A Common Stock or the Class B Common Stock that are payable in shares of Common Stock, or securities convertible into, or exercisable or exchangeable for, Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible into, or exercisable or exchangeable for, Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for, Class B Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively (or securities convertible into, or exercisable or exchangeable for, the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively). In no event shall the shares of either Class A Common Stock or Class B Common Stock be split, divided, combined or reclassified unless the outstanding shares of the other class shall be proportionately split, divided, combined or reclassified.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed to the holders of Common Stock on a pro rata basis.

3. Voting Rights.  Except as otherwise required by applicable law or set forth in this Certificate of Incorporation, the holders of Class B Common Stock shall not be entitled to vote.

4. Automatic Conversion of Class B Common Stock.  If (a) all of the outstanding Obligations (as defined below) of the Corporation under the Amended Credit Agreement (as defined below) have been satisfied in full (including the cash collateralization of any outstanding letters of credit) and (b) all of the Commitments (as defined below) of the Lenders (as defined below) under the Amended Credit Agreement have been terminated in accordance with the provisions of Section 7 of the Amended Credit Agreement, then each share of Class B Common Stock as of the date of such satisfaction in full of all Obligations and termination of all Commitments shall automatically and without further action be converted into one share of Class A Common Stock.  The Corporation will publicly disclose the date and time that such Obligations have been satisfied and such Commitments have been terminated.

a. “Amended Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of May 24, 2013, among the Corporation, the other persons designated therein as “Credit Parties,” General Electric Capital Corporation, acting as agent on behalf of itself as a lender and the other lenders signatory thereto from time to time, as amended from time to time.

b. “Commitments” has the meaning specified in the Amended Credit Agreement.

c. “Lenders” has the meaning specified in the Amended Credit Agreement.

d. “Obligations” has the meaning specified in the Amended Credit Agreement.

ARTICLE V

A. In the event that either (1) the Corporation’s Consolidated Total Leverage Ratio (as defined in the Amended Credit Agreement), at the end of any Fiscal Quarter (as defined in the Amended Credit Agreement), is more than 4.25:1.0 or (2) an Event of Default (as defined in the Amended Credit Agreement) shall have occurred under Section 8.1(a) of the Amended Credit Agreement (the events described in the foregoing subsections (1) and (2) are referred to herein as a “Trigger Event” or “Trigger Events”), the Corporation and its Subsidiaries (as defined in the Amended Credit Agreement) shall within one hundred and eighty (180) days of the occurrence of a Trigger Event (the “Initial Outside Date”), effectuate the sale of their assets or equity interests (a “Liquidity Transaction”). Notwithstanding anything herein to the contrary, any Credit Party’s (as defined in the Amended Credit Agreement) determination as to whether to consummate any Liquidity Transaction shall be determined by the Credit Party’s board of directors in the exercise of such board of directors’ reasonable business judgment, which determination and business judgment shall take into consideration the board of directors’ fiduciary duties and its obligations, if any, to the Credit Party’s stockholders and creditors.

B. In furtherance of the Liquidity Transaction under Article V.A, (1) on or prior to the date which is forty-five (45) days after the occurrence of a Trigger Event, the Credit Parties shall engage a nationally recognized investment banker selected by the Corporation (the “Investment Bank”) that is reasonably satisfactory to the Requisite Lenders (as defined in the Amended Credit Agreement) and who has been retained pursuant to an engagement letter whose final form has been disclosed to the Agent (as defined in the Amended Credit Agreement), and has been executed in a form reasonably satisfactory to the Agent, (2) on or prior to the date which is seventy-five (75) days after the occurrence of a Trigger Event, the Corporation shall have distributed to prospective buyers and prospective investors (or to the Investment Bank for distribution to such buyers and investors) a confidential information memorandum for the potential Liquidity Transaction in customary form and in a form approved by the Investment Bank, (3) on or prior to the date which is one hundred thirty (130) days after the occurrence of a Trigger Event, the Corporation shall have received final bids related to the Liquidity Transaction, (4) on or prior to the date which is one hundred forty-five (145) days after the occurrence of a Trigger Event, the Corporation shall have selected the final bidder or bidders for the Liquidity Transaction, and (5) on or prior to the Initial Outside Date, the Liquidity Transaction shall have been consummated. Notwithstanding anything herein to the contrary, any Credit Party’s determination as to whether to consummate any Liquidity Transaction shall be determined by the Credit Party’s board of directors in the exercise of such board of directors’ reasonable business judgment, which determination and business judgment shall take into consideration the board of directors’ fiduciary duties and its obligations, if any, to the Credit Party’s stockholders and creditors.  If (i) Governmental Authorization (as defined in the Amended Credit Agreement) for the Liquidity Transaction has not been obtained or (ii) the waiting period (and extensions thereof) applicable to the Liquidity Transaction under the Hart-Scott Rodino Antitrust Improvement Act of 1976 have not expired or been early terminated by the Initial Outside Date and the Corporation is working in good faith to obtain such approval, expiration or termination, as the case may be, the Corporation may extend the Initial Outside Date for a period of up to one hundred twenty (120) days by giving notice of such extension to the Agent or alternatively, if stockholder approval of the Liquidity Transaction has not been obtained by the Initial Outside Date and the Corporation is working in good faith to obtain such approval, provided the Corporation has executed a definitive, written agreement memorializing the Liquidity Transaction, on or prior to the date which is one hundred eighty (180) days after the occurrence of a Trigger Event, the Corporation may extend the Initial Outside Date for a period of forty-five (45) days by giving notice of such extension to the Agent.  The Initial Outside Date may be extended solely to the extent necessary to enable the Corporation to obtain the applicable Governmental Authorization, stockholder approval or expiration or termination for the Liquidity Transaction and in no event shall the Initial Outside Date be extended by more than one hundred twenty (120) days in the aggregate.

C. Subject to the execution by the Agent and its advisors and the Corporation of a mutually acceptable confidentiality agreement and applicable law, the Corporation will at all times keep the Agent and its advisors reasonably informed as to the status of the pursuit of a Liquidity Transaction and will in any event provide current and frequent (no less frequently than twice per month and in any event promptly following the occurrence of a material event in connection with the pursuit of a Liquidity Transaction) updates of the amount, number and status of all bids, the range of values of the Corporation reflected in bids or refinancing proposals, the timing and occurrence of visits by representatives of prospective buyers or investors, copies of all management presentations and sale memorandum submitted to prospective buyers or investors, copies of letters of intent or final commitment letters submitted by prospective buyers and investors and copies of all draft and final material documents for the Liquidity Transaction, provided, that until delivery of final letters of intent or final commitment letters, as the case may be, the Corporation may redact the names (and other identifying information) of the prospective buyers and investors, at which time the Corporation shall disclose the name of the prospective buyer or investor providing such final document.  At the written request of the Agent or the Requisite Lenders, the Corporation will participate in conference calls (at times to be mutually agreed with the Corporation, such agreement not to be unreasonably withheld or delayed) with the Lenders and the Agent regarding the progress of the pursuit of the Liquidity Transaction; provided, such calls shall not occur more than twice per month and any such call shall constitute the fulfillment of the requirement to keep the Lenders informed as to the status of the pursuit of a Liquidity Transaction required by this Article V.C, but shall not be deemed to fulfill any document delivery requirements under this Article V.C. All requests for information by the Lenders relative to the Liquidity Transaction shall be made either through the Agent or at such conference calls.

D. Without limitation of the foregoing, the Corporation shall be deemed to have fulfilled its twice per month reporting obligations under Article V.C if the Corporation on a twice per month basis from and after the occurrence of a Trigger Event, shall deliver to the Agent, which reports and information are subject to the Agent’s and each Lender’s confidentiality requirements pursuant to Section 11.8 of the Amended Credit Agreement and applicable law, an updated chart prepared by the Corporation or the Investment Bank, in form and substance reasonably satisfactory to the Agent, for each prospective buyer and investor (whose names and other identifying information may be redacted until delivery of a final letter of intent or commitment letter, as the case may be, in which the name and other identifying information of the prospective buyer or investor providing such final document shall be disclosed) that has been contacted by the Investment Bank, (1) whether and/or when a teaser letter was sent to any such prospective buyer or investor, (2) whether and/or when the prospective buyer or investor entered into a confidentiality agreement, (3) whether and/or when a sale memorandum was delivered to any such prospective buyer, (4) whether and/or when the prospective buyer or investor delivered a written indication of interest (or any revised version), (5) whether and/or when the prospective buyer or investor delivered a letter of intent or commitment letter or term sheet (or any revised version), (6) to the extent such information is contained in similar charts prepared by the Investment Bank for distribution to representatives of the Credit Parties, the dates and, to the extent not prohibited by an agreement or by applicable law, the substance of communications between any representatives of the Credit Parties and representatives of the prospective buyer or investor and (7) to the extent such information is contained in similar charts prepared by the Investment Bank for distribution to representatives of the Credit Parties, any other material information relating to the status of the prospective buyer’s or investor’s participation in the sale process.

ARTICLE VI

A. In the event that one or more Class B Common Holders (the “Selling Holders”) acting together or pursuant to a common plan or arrangement proposes to Dispose of fifty percent (50%) or more of the Shares of Class B Common Stock then owned by all Class B Common Holders to a Bona Fide Purchaser, then the Selling Holders may, at their option, require each of the other Stockholders (the “Non-Selling Holders”) to Dispose of all or, if applicable, a pro rata portion of the Shares held by them (the “Bring-Along Right”) to such Bona Fide Purchaser for the same consideration per share and otherwise on the same terms and conditions upon which the Selling Holders effect the Disposition of their Shares. The Bring-Along Right described in this Article VI.A shall only be exercisable by Class B Common Holders following the occurrence of a Trigger Event.

B. If the Selling Holders desire to exercise their rights pursuant to Article VI.A, the Selling Holders shall deliver to the Corporation, and the Corporation shall within ten (10) days thereafter deliver to the Non-Selling Holders written notice (“Sale Notice”) setting forth the identity of the Bona Fide Purchaser and the consideration per share to be paid by such Bona Fide Purchaser and the other terms and conditions of such Disposition.  Such Sale Notice must be delivered at least ten (10) days prior to the closing of the proposed Disposition.  At the closing of the Disposition by the Selling Holders of their Shares, each of the Non-Selling Holders shall deliver to the Bona Fide Purchaser a certificate or certificates, if any, evidencing such Non-Selling Holder’s pro rata portion of Shares to be Disposed of, together with an appropriate assignment separate from certificate duly executed in a proper form to effect the Disposition of such Shares from the Non-Selling Holders to the Bona Fide Purchaser on the books and records of the Corporation, provided, that the Bona Fide Purchaser delivers to such Non-Selling Holders for their Shares the same consideration per Share and otherwise on the same terms and conditions upon which the Selling Holders effect the Disposition of their Shares.  If any Non-Selling Holder shall fail to deliver such certificate(s) and assignment to the Bona Fide Purchaser, the consideration payable to such Non-Selling Holder shall be paid to a depositary on behalf of such Non-Selling Holder, and upon such payment the Corporation shall cancel the Shares of such Non-Selling Holder on the records of the Corporation and cause a notation to be made on its books and records to reflect that the Shares of such Non-Selling Holder have been cancelled and represent only the right to receive the consideration payable in such Disposition upon surrender of his, her or its Share certificate(s) and assignment.  For purposes of this Article VI:  (1) all options, warrants and other rights to acquire securities that are “in the money” shall be treated as the number of Shares issuable upon the full exercise thereof, less such number of Shares the aggregate fair market value of which (based on the value attributed in such Disposition) would be required to pay the aggregate exercise price therefor and (2) all options, warrants and other rights to acquire securities that are not “in the money” shall be cancelled effective on the closing of the Disposition contemplated hereunder; provided, however, that all options and other rights to acquire securities granted pursuant to a Stock Incentive Plan shall be treated in accordance with the terms of such plan.  In addition to the foregoing, in the event any Disposition is structured as a merger, at the discretion of the Selling Holders and the Bona Fide Purchaser, each holder of Common Stock subject to the Bring-Along Right shall be required, if such merger requires Stockholders to vote thereupon or consent thereto, (x) to consent to the Disposition by voting all of the shares of Common Stock held by such Non-Selling Holder in favor of, or to consent to, any such Disposition, and (y) if applicable, not to exercise any appraisal or similar rights with respect to such Disposition.

C. If, within one-hundred eighty (180) days after the Selling Holders’ delivery of the Sale Notice required pursuant to Article VI.B. (or such longer period in order to obtain necessary regulatory approvals), the Selling Holders have not completed the Disposition of their Shares and that of the Non-Selling Holders in accordance herewith, the Selling Holders shall return to the Non-Selling Holders the certificates and assignments of certificates with respect to the Non-Selling Holders’ Shares which the Non-Selling Holder delivered pursuant to this Article VI.  Upon the Non-Selling Holder’s receipt of such materials, all the restrictions on Disposition contained in this Agreement with respect to the Shares owned by the Stockholders shall again be in effect.

D. All Dispositions of Shares to be made pursuant to this Article VI shall be subject to the following terms:

1. the Non-Selling Holders shall deliver to the Bona Fide Purchaser the certificates evidencing the Shares being Disposed of, free and clear of Encumbrances, together with duly executed stock transfer powers in favor of the Bona Fide Purchaser or its nominees and such other documents, including evidence of ownership and authority, as the Bona Fide Purchaser may reasonably request;

2. except as otherwise specifically set forth herein, the Non-Selling Holders shall not be required to make any representations or warranties to any Person in connection with such Disposition, including any representations or warranties with respect to the Corporation or any Credit Party, except as to (i) good title to the Shares being Disposed of, (ii) the absence of Encumbrances with respect to the Shares being Disposed of, (iii) its valid existence and good standing (if applicable), (iv) the authority for, and validity and binding effect of (as against such Non-Selling Holder), any agreement entered into by such Non-Selling Holder in connection with such Disposition, (v) the fact that such Non-Selling Holder’s Disposition will not conflict with or result in a breach of or constitute a default under, or violation of, its governing documents or any indenture, lease, loan or other agreement or instrument by which he, she or it is bound or affected, (vi) all required material consents to such Non-Selling Holder’s Disposition and material governmental approvals having been obtained (excluding any securities laws) and (vii) the fact that no broker’s commission is payable by the Non-Selling Holder as a result of Non-Selling Holder’s conduct in connection with the Disposition; and

3. the Non-Selling Holders shall not be required to enter into any non-solicitation or non-competition agreement in connection with such Disposition.

E. As used in this Article VI, the following defined terms have the meanings indicated below:

1. “Affiliate” means any Person who or which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, any specified Person.

2.  “Bona Fide Purchaser” means any Person who or which has delivered a good faith written offer to purchase all or any portion of a Stockholder’s Shares other than an Affiliate of such Stockholder.

3.  “Capital Stock” means, collectively, the shares of Class A Common Stock, Class B Common Stock and any class or series of common stock or preferred stock of the Corporation authorized after the date hereof, or any other class or series of stock resulting from successive changes or reclassifications of any class or series of common stock or preferred stock of the Corporation.

4. “Class A Common Holder” means a holder of Class A Common Stock, individually, and any subsequent transferee of his, her or its shares of Class A Common Stock.

5. “Class B Common Holder” means a holder of Class B Common Stock, individually, and any subsequent transferee of his, her or its shares of Class B Common Stock.

6. “Dispose” or “Disposition” (and any derivatives thereof) means (i) a voluntary or involuntary sale, assignment, mortgage, grant, pledge, hypothecation, exchange, transfer, conveyance or other disposition of a Stockholder’s Shares, and (ii) any agreement, contract or commitment to do any of the foregoing.  Any such Disposition may be structured as a merger of an affiliate of a Bona Fide Purchaser with and into the Corporation at the discretion of the Selling Holders and the Bona Fide Purchaser.

7. “Encumbrance” or “Encumber” means any lien, claim, charge, pledge, mortgage, encumbrance, security interest, preferential arrangement, restriction on voting or alienation of any kind, adverse interest or the interest of a third party under any conditional sale agreement, capital lease or other title retention agreement.

8.  “Person” means any individual, partnership, corporation, limited liability company, joint venture, trust, firm, association, unincorporated organization or other entity.

9.  “Shares” means, with respect to any Stockholder, (i) the shares of Capital Stock held at any time by such Stockholder, (ii) any option, warrant or other right held at any time by any Stockholder, exercisable for shares of Capital Stock, and (iii) any security held at any time by such Stockholder, convertible or exchangeable for Capital Stock.

10. “Stock Incentive Plan” means each of the Corporation’s stock option or equity incentive plan(s) now in existence or, with the consent of the Board of Directors, as amended or to be established in the future.

11.  “Stockholder” means each holder of Shares, individually. “Stockholders” means all holders of Shares.

F. Each certificate, if any, representing Shares shall bear the following legend until such time as the Shares represented thereby are no longer subject to the provisions of this Article VI:

“THE SALE, TRANSFER, ENCUMBRANCE AND OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION, AS AMENDED FROM TIME TO TIME, A COPY OF WHICH MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION.”

G. Notwithstanding any provision of this Certificate of Incorporation, the rights and obligations under this Article VI shall automatically terminate and this Article VI shall have no effect if (i) all of the outstanding Obligations of the Corporation under the Amended Credit Agreement have been paid in full (including the cash collateralization of any outstanding letters of credit) and (ii) all of the Commitments of the Lenders under the Amended Credit Agreement have been terminated in accordance with the provisions of Section 7 of the Amended Credit Agreement.

ARTICLE VII

The Corporation is to have a perpetual existence.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, except as otherwise provided in this Certificate of Incorporation, the Board of Directors is expressly authorized and empowered to make, repeal, alter, amend or rescind any or all of the Bylaws in any manner without any action on the part of the stockholders. Notwithstanding the foregoing sentence, but subject to Article IX.C.2, the stockholders may make, repeal, alter, amend or rescind any or all of the Bylaws in any manner pursuant to a vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote thereon; provided, however, that, in addition to any other vote required by law, the last sentence in Section 3.6(e) of the Bylaws may not be altered, amended or repealed by the stockholders or the Board of Directors except by the affirmative vote of the holders of at least a majority of the then outstanding shares of Class B Common Stock if shares of Class B Common Stock are issued and outstanding.

ARTICLE IX

A. Number and Election of Directors.

1. Prior to (a) the indefeasible payment in cash in full of the Corporation’s Obligations under the Amended Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (b) the termination of all of the Commitments of the Lenders under the Amended Credit Agreement, the Board of Directors shall be comprised of seven members and shall consist of (i) four individuals who shall be elected by the holders of Class A Common Stock (the “Class A Directors”) and (ii) three individuals who shall be elected by the holders of Class A Common Stock and who do not have any material business or close personal relationships with or any history of any material business or close relationships with any or all of the Agent, the Lenders, the holders of Subordinated Debt (as defined in the Existing Credit Agreement (as such term is defined in the Amended Credit Agreement)), the management of the Corporation, the Corporation or any of their respective affiliates (the “Special Directors”); provided that such Special Directors must be acceptable to the holders of at least a majority the Class B Common Stock in respect of experience, qualifications, disinterestedness, independence and integrity; provided further that, unless and until all shares of Class B Common Stock have been converted into shares of Class A Common Stock in accordance with the provisions of Article IV.C.4, with respect to any individual elected to replace a Special Director, such individual must be acceptable to the holders of at least a majority the Class B Common Stock in respect of qualifications, experience, integrity, independence and disinterestedness.

2. Following (a) the indefeasible payment in cash in full of the Corporation’s Obligations under the Amended Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (b) the termination of all of the Commitments of the Lenders under the Amended Credit Agreement, the number of members of the Board of Directors shall be fixed from time to time by resolution of a majority of the entire Board of Directors and, except as otherwise set forth in the Bylaws, all members of the Board of Directors shall be elected by the holders of the Class A Common Stock.

3. Unless and except to the extent that the Bylaws so require, the election of directors of the Corporation need not be by written ballot.

B. Director Voting.

1. Subject to Article IX.B.2, each director of the Corporation shall be entitled to one vote on every matter to be voted upon by the Board of Directors.

2. Following the occurrence of a Trigger Event, but prior to the indefeasible payment in cash in full of the Corporation’s Obligations under the Amended Credit Agreement (including the cash collateralization of any outstanding letters of credit) and the termination of all of the Commitments of the Lenders under the Amended Credit Agreement, (a) the Class A Directors shall each be entitled to one (1) vote on every matter to be voted upon by the Board of Directors and (b) the Special Directors shall each be entitled to two (2) votes on every matter to be voted upon by the Board of Directors; provided that if there is a vacancy among the Special Directors, then the votes of the remaining Special Directors shall be increased on a pro rata basis such that the Special Directors shall be entitled to cast six (6) votes in the aggregate on every matter to be voted upon by the Board of Directors.

C. Approval Rights.

1. Prior to (a) the indefeasible payment in cash in full of the Corporation’s Obligations under the Amended Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (b) the termination of all of the Commitments of the Lenders under the Amended Credit Agreement, in addition to any other vote required by applicable law, the Corporation shall not file any voluntary bankruptcy proceeding without the approval of the Special Directors holding at least two-thirds (2/3) of the votes then entitled to be cast by all of the Special Directors.

2. So long as any shares of Class B Common Stock remain outstanding, the Corporation shall not either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by applicable law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Class B Common Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

a. adversely amend, alter, repeal or change (by amendment, merger, consolidation or otherwise) the rights, powers, preferences or privileges of, or the restrictions provided for the benefit of, the Class B Common Stock;

b. amend, alter or repeal (by amendment, merger, consolidation or otherwise) Article IX.A.1 of this Certificate of Incorporation;

c. create, or authorize the creation (by reclassification or otherwise) of, any additional class or series of capital stock of the Corporation having rights, powers, preferences or privileges senior or pari passu to the Class B Common Stock;

d. increase the authorized number of shares of the Common Stock;

e. (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Class B Common Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or other distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Class B Common Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Class B Common Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or other distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Class B Common Stock in respect of any such right, preference or privilege;

f. increase the number of authorized shares under the Corporation’s Stock Incentive Plan, or adopt any new equity incentive plan for the Corporation’s directors, employees, or consultants;

g. authorize or effect the declaration or payment of any dividend on any shares of Common Stock or, except as permitted by the Stockholders’ Agreement, the redemption or repurchase of any shares of Common Stock;

h. effect any merger, corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the Corporation and/or its subsidiaries are sold to a third party; provided, however, that the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Class B Common Stock shall not be required in connection with (i) the consolidation or merger of any subsidiary of the Corporation with and into the Corporation or (ii) the merger of the Corporation with any affiliate of the Corporation incorporated solely for the purpose of reincorporating the Corporation in another jurisdiction; or

i. alter or amend the Sale Covenant.

ARTICLE X

No action required to be taken or which may be taken at any annual or special meeting of the holders of the Corporation’s capital stock may be taken without a meeting, and the power of the holders of the Corporation’s capital stock to consent in writing, without a meeting, to the taking of any action is specifically denied.

ARTICLE XI

Subject to any express provisions or restrictions contained in this Certificate of Incorporation, the Corporation may amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders, directors or others hereunder are subject to such reservation.

ARTICLE XII

To the fullest extent permitted by applicable law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No repeal or modification of any of the foregoing provisions of this Article XII, by amendment of this Article XII or by operation of law, or adoption of any provision in this Certificate of Incorporation inconsistent with this Article XII, shall adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE XIII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification), through Bylaw provisions, agreements with any such director, officer, employee, agent or other person, vote of stockholders or disinterested directors or otherwise. No repeal or modification of any of the foregoing provisions of this Article XIII, by amendment of this Article XIII or by operation of law, or adoption of any provision in this Certificate of Incorporation inconsistent with this Article XIII, shall adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any director, officer, employee, agent or other person with respect to any acts or omissions of such director, officer, agent or other person occurring prior to, such repeal or modification.

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IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this 24th day of May, 2013.

OTELCO INC., a Delaware corporation

By:	/s/ Curtis L. Garner, Jr.
Name: Curtis L. Garner, Jr.
Title: Chief Financial Officer